Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

(Unaudited)

	Quarter Ended		Nine Months Ended
	February 25, 2007	February 26, 2006	February 25, 2007	February 26, 2006
Consolidated earnings from operations before income taxes	$137.8	$139.1	$354.1	$348.0
Plus fixed charges:
Gross interest expense	11.3	12.1	33.1	38.3
40% of restaurant and equipment minimum rent expense	7.3	6.8	21.6	19.9

Total fixed charges	18.6	18.9	54.7	58.2
Less capitalized interest	(0.9)	(0.8)	(1.9)	(2.4)

Consolidated earnings from operations before income taxes available to cover fixed charges	$155.5	$157.2	$406.9	$403.8

Ratio of consolidated earnings to fixed charges	8.36	8.31	7.44	6.93